Exhibit 10.12

July 19, 2010

Ms. Kate Smith Lavelle

130 Royall Street

3EA

Canton, MA 02021

Re: Your Resignation

Dear Kate,

You have offered to voluntarily resign from your position as Executive Vice President – Chief Financial Officer of Dunkin’ Brands, Inc. (the “Company”) and from all other positions and offices that you hold with the Company or its parents, Dunkin’ Brands Group Holdings. Inc. and Dunkin’ Brands Holdings, Inc., all Delaware corporations (“Holdings”), effective as of 11:59 p.m. on July 23, 2010 (the “Transition Date”).

Following the Transition Date, you will continue to be employed by the Company on the terms set forth herein. The purpose of this letter agreement (the “Agreement”) is to confirm the arrangements between you and the Company concerning your resignation and the terms of your continued employment with the Company following the Transition Date, as follows:

1. Transition Period. From the date first written above until the Transition Date, you will continue to serve as the Executive Vice President – Chief Financial Officer of the Company pursuant to the terms contained in the Amended and Restated Executive Employment Agreement made and entered into by you, the Company and Holdings effective as of January 1, 2008 (the “Employment Agreement”). Your right to receive the benefits under this Agreement is expressly conditioned upon your continued compliance with your obligations under the Employment Agreement through the Transition Date; provided, that Section 5(f) of the Employment Agreement shall be of no further force and effect upon the effective date of this Agreement. Immediately following the Transition Date, the Employment Agreement shall be of no further force and effect (except as expressly provided herein) and your continued employment with the Company shall be governed by the terms of this Agreement.

2. Resignation.

(a) Your resignation from the position of Executive Vice President – Chief Financial Officer of the Company and from all other positions and offices that you hold with the Company or Holdings is irrevocable as of the effective date of this Agreement. You acknowledge and agree that you will not be entitled to any severance or termination pay or benefits under Section 5 of the Employment Agreement in respect of or related to such resignation.

(b) Not later than ninety (90) days following the Transition Date, the Company will pay you in a lump sum the gross amount of $122,500. You acknowledge and agree that this payment will satisfy in full the Company’s obligations under Section 6 of the Employment Agreement.

(c) All documents, records, tapes and other media of every kind and description relating to the business of the Company or its Affiliates and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by you, in your possession are the sole and exclusive property of the Company and its Affiliates. Within 12 days of receipt of request from the Company you will surrender to the Company all Documents containing Confidential Information then in your possession, such as strategic business plans and other Documents. Upon request of the Company, you will also provide to the Company any and all passwords necessary or desirable to access information that you have stored on the electronic information systems of the Company.

3. Continued Employment. During the period commencing on the Transition Date and ending upon the termination of your employment pursuant to Section 6 hereof, you will be employed as a part-time, non-executive employee of the Company. During such employment, you will perform those duties and functions designated to you by the Company’s Chief Executive Officer and other senior management of the Company from time to time. The level of services you perform for the Company under this Agreement will not exceed 20% of the average level of services provided by you to the Company over the period during which you were employed by the Company immediately preceding the Transition Date. You will perform all such duties at your home office; provided, that you may be required to travel to the Company’s headquarters in Canton, Massachusetts, from time to time, as directed by the Company.

4. Compensation and Benefits. During your employment hereunder following the Transition Date, as full compensation for all services performed by you on behalf of the Company, the Company will provide you the following pay and benefits:

(a) The Company will pay you a base salary at the rate of $100,000 per annum, payable in accordance with the Company’s regular payroll practices for its employees.

(b) You and your eligible dependents will be entitled to participate in any and all Employee Benefit Plans from time to time in effect for employees of the Company generally, to the extent permitted by the terms of each such plan. Such participation will be subject to the terms of the applicable plan documents and generally applicable Company policies. Except as expressly provided in this Agreement, the Company may alter, modify, add to or delete its Employee Benefit Plans at any time as it, in its sole judgment, determines to be appropriate, without recourse by you. For purposes of this Agreement. “Employee Benefit Plan” shall have the meaning ascribed to such term in Section 3(3) of ERISA, as amended from time to time.

(c) The Company shall pay or reimburse you for all reasonable business expenses incurred or paid by you in the performance of your duties hereunder, upon submission of documentation in compliance with the Company’s then regular procedures for substantiation of expenses.

You acknowledge and agree that following the Transition Date, you will not be entitled to participate in the equity and incentive compensation plans of Holdings and/or the Company. The treatment of your equity awards outstanding as of the Transition Date will be as set forth in Section 5 of this Agreement.

5. Stock Options; Restricted Stock; Other Equity.

(a) The option to purchase an aggregate of 900,000 shares of the common stock of Holdings at $0.66 per share that was granted to you pursuant to that certain Option Certificate dated as of February 23, 2010 between you and Holdings shall be cancelled on the Transition Date with no consideration due to you and, as of such date, shall terminate and be of no further force or effect.

(b) The 2,289,923 shares of restricted Class A common stock of Holdings (the “Restricted Shares”) that were granted to you pursuant to that certain Restricted Stock Award and Special Bonus Agreement effective as of May 26, 2006 by and among Holdings and you and designated Tranche 1 Shares, Tranche 2 Shares and Tranche 3 Shares shall continue to be governed by the terms of the Restricted Stock Agreement, Holdings’ 2006 Executive Incentive Plan (as it may be amended from time to time, the “Plan”) and the other agreements referenced therein. Your employment with the Company following the Transition Date will constitute “employment” for purposes of the Restricted Stock Agreement and you will continue to be eligible to vest in the Restricted Shares for so long as you remain employed by the Company hereunder in accordance with the terms of the Restricted Stock Agreement, the Plan and the other agreements referenced therein. You will not be entitled to any accelerated vesting of the Restricted Shares in connection with your voluntary resignation from your position as Executive Vice President – Chief Financial Officer of the Company.

(c) Notwithstanding Section 5(g) of the Employment Agreement, Section 10 thereof shall apply with respect to Purchased Shares (as defined in the Employment Agreement) and Vested Shares (as defined in the Employment Agreement) after the date your employment with the Company hereunder terminates pursuant to Section 6 below.

6. Termination. Your employment under this Agreement following the Transition Date shall continue until terminated pursuant to this Section 6.

(a) Your employment following the Transition Date will end no later than July 23, 2011 (the “Expiration Date”), unless you and the Company mutually agree in writing to an extension thereof. You and the Company shall review your employment hereunder during the period beginning ninety (90) days prior to the Expiration Date to consider whether to extend such employment.

(b) Either you or the Company may terminate your employment prior to the Expiration Date at any time upon ten (10) business days’ notice to the other. The Company may, in its sole discretion, elect to waive such notice period or any portion thereof; but in that event, the Company shall pay you your base salary for that portion of the notice period so waived.

(c) Upon any termination of your employment hereunder, whether as of the Expiration Date or earlier, you will only be entitled to receive any base salary earned under Section 4(a) of this Agreement through the date of termination but not paid as of such date, any accrued unpaid benefits under any of the Company’s Employee Benefits Plans through the date of termination and any business expenses reasonably incurred by you but un-reimbursed on the date of termination, provided that such expenses and required substantiation and documentation are submitted within fifteen (15) days following the date of termination (“Final Compensation”). Final Compensation shall be paid to you in accordance with applicable law, plan terms or the Company’s generally-applicable expense reimbursement policy, as applicable.

7. Confidential Information.

(a) You acknowledge that the Company and its Affiliates continually develop Confidential Information, that you have developed Confidential Information for the Company and its Affiliates and will continue to do so, and that you have learned of and will continue to learn of Confidential Information during the course of employment. You will comply with the policies and procedures of the Company and its Affiliates for protecting Confidential Information and will not disclose to any Person or use, other than as required by applicable law or for the proper performance of your duties and responsibilities to the Company and its Affiliates, any Confidential Information obtained by you incident to your employment or your association with the Company or any of its Affiliates, provided that you may divulge any Confidential Information that may be required by law and may disclose such information to your personal advisors for purposes of enforcing or interpreting this Agreement. You understand that this restriction shall continue to apply after your employment terminates, regardless of the reason for such termination. The confidentiality obligation under this Section 7 shall not apply to information which is generally known or readily available to the public at the time of disclosure or becomes generally known through no wrongful act on the part of you or any other Person having an obligation of confidentiality to the Company or any of its Affiliates. Following termination of employment, you will not communicate or divulge any Confidential Information without the Company’s prior written consent or as may otherwise be required by law or legal process.

(b) All documents, records, tapes and other media of every kind and description relating to the business of the Company or its Affiliates and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by you, shall be the sole and exclusive property of the Company and its Affiliates. You will surrender to the Company at the time your employment terminates all property of the Company, including without limitation all Documents containing Confidential Information then in your possession.

(c) You will not disclose to or use on behalf of the Company any proprietary information of a third party without such party’s consent.

8. Assignment of Rights to Intellectual Property. You will promptly and fully disclose all Intellectual Property to the Company. You hereby assign and agree to assign to the Company (or as otherwise directed by the Company) your full right, title and interest in and to all Intellectual Property developed during the term of your employment with the Company. Subject to the foregoing, you agree to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts requested by the Company to assign the Intellectual Property so developed to the Company and to permit the Company to enforce any patents, copyrights or other proprietary rights to the Intellectual Property. All copyrightable works that you create will be considered “work made for hire” and will, upon creation, be owned exclusively by the Company.

9. Restricted Activities. You agree that some restrictions on your activities during and after your employment are necessary to protect the goodwill, Confidential Information and other legitimate interests of the Company and its Affiliates:

(a) While you are employed by the Company and for two (2) years after your employment terminates (the “Restricted Period”)(provided that the Restricted Period shall be limited to one (1) year after your employment terminates for any reason if such termination occurs after July 23, 2011), you will not, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise, compete with the Company or any of its Affiliates or undertake any planning for any business competitive with the Company or any of its Affiliates. Specifically, but without limiting the foregoing, you agree not to engage in any manner in any activity that is directly or indirectly competitive with the business of the Company or any of its Affiliates as conducted during your employment and further agree not to work or provide services, in any capacity, whether as an employee, independent contractor or otherwise, whether with or without compensation, to any Person who is engaged in any business that is competitive with the business of the Company or any of its Affiliates for which you have provided services during your employment. Restricted activity includes without limitation accepting employment with any Person who is, or at any time within one year prior to termination of your employment has been, a franchisee of the Company or any of its Affiliates. For the purposes of this Section 9, the business of the Company and its Affiliates shall include all Products and your undertaking shall encompass all items, products and services that may be used in substitution for Products. The foregoing, however, shall not prevent your passive ownership of two percent (2%) or less of the equity securities of any publicly traded company.

(b) You agree that during the Restricted Period, you will not directly or indirectly (a) solicit or encourage any franchisee of the Company or any of its Affiliates to terminate or diminish its relationship with them; or (b) seek to persuade any such franchisee or prospective franchisee of the Company or any of its Affiliates to conduct with anyone else any business or activity which such franchisee or prospective franchisee conducts with the Company or any of its Affiliates; provided that these restrictions shall apply (y) only with respect to those Persons who are or have been a franchisee of the Company or any of its Affiliates at any time within the immediately preceding one year or whose business has been solicited on behalf of the Company or any of the Affiliates by any of their officers, employees or agents (and of which you have actual knowledge) within said one year period, other than by form letter, blanket mailing or published advertisement, and (z) only if you have performed work for such Person during your employment with the Company or one of its Affiliates or been introduced to such Person as a result of your employment or other associations with the Company or one of its Affiliates.

(c) You agree that during the Restricted Period, you will not, and will not assist any other Person to, (a) hire or solicit for hiring any employee of the Company or any of its Affiliates as of the date of such solicitation or was employed by the Company or any of its Affiliates during the six (6) months prior to your termination of employment, or seek to persuade any employee of the Company or any of its Affiliates to discontinue employment or (b) solicit or encourage any independent contractor providing services to the Company or any of its Affiliates to terminate or diminish its relationship with them. For the purposes of this Agreement, an “employee” of the Company or any of its Affiliates is any person who was such at any time within the preceding year. For purposes hereof, general solicitations not directed at a particular person or advertising in media directed at the general public shall not provide the basis for a claim by the Company that you violated this Section.

10. Enforcement of Covenants. You acknowledge that you have carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon you pursuant to Sections 7, 8 and 9 hereof. You agree without reservation that each of the restraints contained herein is necessary for the reasonable and proper protection of the goodwill, Confidential Information and other legitimate interests of the Company and its Affiliates; that each and every one of those restraints is reasonable in respect to subject matter, length of time and geographic area; and that these restraints, individually or in the aggregate, will not prevent you from obtaining other suitable employment during the period in which you are bound by these restraints. You further acknowledge that, were you to breach any of the covenants contained in Sections 7, 8 or 9 hereof, the damage to the Company would be irreparable. You therefore agree that the Company, in addition to any other remedies available to it, will be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by you of any of said covenants, without having to post bond, as well as to its reasonable attorneys’ fees and costs incurred in connection with such breach. The parties further agree that, in the event that any provision of Section 7, 8 or 9 hereof shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.

11. Release.

(a) In exchange for your continued employment following the Transition Date, and other good and valuable consideration provided you under this Agreement, to which you would not otherwise be entitled, you agree, on your own behalf and that of your heirs, executors, administrators, beneficiaries, personal representatives and assigns, and all others connected with or claiming through you, that you release and forever discharge the Company, Holdings and their respective Affiliates and all of their respective past, present and future officers, directors, trustees, shareholders, employees, employee benefit plans and any of the trustees or administrators thereof, agents, general and limited partners, members, managers, investors, joint venturers, representatives, predecessors, successors and assigns, and all others connected with any of them, both individually and in their official capacities, from any and all causes of action, rights or claims of any type or description, known or unknown, which you have had in the past, now have or might have, through the date this Agreement becomes effective. This includes, without limitation, any and all causes of action, rights or claims in any way resulting from, arising out of or connected with your employment with the Company or your voluntary resignation from the position of Executive Vice President — Chief Financial Officer or pursuant to any federal, state or local law, regulation or other requirement including without limitation Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Americans with Disabilities Act, and the fair employment practices laws of the state or states in which you have been employed by the Company or otherwise had a relationship with the Company or Holdings or any of their subsidiaries or other affiliates, each as amended from time to time.

(b) This Agreement, including the release of claims set forth in the paragraph immediately above, creates legally binding obligations and the Company therefore advises you to consult an attorney before signing this Agreement. In signing this Agreement, you give the Company assurance that you have signed it voluntarily and with a full understanding of its terms; that you have had sufficient opportunity of not less than 21 days, before signing this Agreement, to consider its terms and to consult with an attorney, if you wished to do so, or to consult with any other person of your choosing; and that, in signing this Agreement, you have not relied on any promises or representations, express or implied, that are not set forth expressly in this Agreement.

12. Definitions. Words or phrases which are initially capitalized or are within quotation marks shall have the meanings provided in this Section and as provided elsewhere herein. For purposes of this Agreement, the following definitions apply:

(a) “Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company, where control may be by either management authority, contract or equity interest.

(b) “Cause” means: (i) your indictment for, conviction of (or pleading nolo contendere to) a crime of moral turpitude, breach of trust or unethical business conduct, or any crime involving the Company; (ii) your failure to adhere to the directions of your direct supervisor, to adhere to the Company’s policies and practices [or to devote substantially all of your business time and efforts to the Company]; (iii) your failure to substantially perform your duties properly assigned to you (other than any such failure resulting from your disability); (iv) your breach of any of Sections 7, 8 or 9 of this Agreement; (v) your breach in any material respect of the terms and provisions of this Agreement; or (vi) your engagement in misconduct, fraud, misappropriation or embezzlement, or in any act which may reasonably be expected to bring the Company into disrepute.

(c) “Confidential Information” means any and all information of the Company and its Affiliates that is not generally known by others with whom they compete or do business, and any and all information, publicly known in whole or in part or not, which, if disclosed by the Company or its Affiliates would assist in competition against them. Confidential Information includes without limitation such information relating to (i) the development, research, testing, manufacturing, marketing and financial activities of the Company and its Affiliates, (ii) the Products, (iii) the costs, sources of supply, financial performance and strategic plans of the Company and its Affiliates, and (iv) the identity and special needs of the customers or franchisees of the Company and its Affiliates. Confidential Information also includes any information that the Company or any of its Affiliates have received, or may receive hereafter, belonging to franchisees or others with any understanding, express or implied, that the information would not be disclosed.

(d) “Intellectual Property” means inventions, discoveries, developments, methods, processes, compositions, works, concepts and ideas that are patentable or copyrightable or constitute trade secrets conceived, made, created or developed by you (whether alone or with others, whether or not during normal business hours or on or off Company premises) during your employment that relate to either the Products or any prospective activity of the Company or any of its Affiliates or that make use of Confidential Information or any of the equipment or facilities of the Company or any of its Affiliates.

(e) “Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust and any other entity or organization, other than the Company or any of its Affiliates.

(f) “Products” mean all products researched, developed, manufactured, sold, licensed, leased or otherwise distributed or put into use by the Company or any of its Affiliates, together with all services provided by the Company or any of its Affiliates, during your employment.

13. Miscellaneous.

(a) Withholding. All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

(b) Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the parties.

(c) Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, agreements and understandings, written or oral, with respect to your employment, its termination and all related matters excepting only your rights and obligations with respect to the securities of Holdings as expressly set forth herein; all of which shall remain in full force and effect according to their terms.

(d) Notices. Any and all notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be effective when delivered in person, consigned to a reputable national courier service or deposited in the United States mail, postage prepaid, registered or certified, and addressed to you at your last known address on the books of the Company or, in the case of the Company, at its principal place of business, attention of the Chair of the Board, or to such other address as either party may specify by notice to the other actually received.

(e) Governing Law. This is a Massachusetts contract and shall be construed and enforced under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without regard to the conflict of laws principles thereof. The Company and you each irrevocably and unconditionally (i) agree that any suit, action or proceeding commenced by either party against the other will be brought in the state of Massachusetts, (ii) consents to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection which either party may have to the laying of venue of any such suit, action or proceeding in any such court. The Company and you each also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers in a manner permitted by the notice provisions of subsection (d) above.

(f) Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

(g) Section 409A. Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments. Any reimbursement under this Agreement that would constitute nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), shall be subject to the following additional rules: (i) no reimbursement of any such expense shall affect your right to reimbursement of any such expense in any other taxable year; (ii) reimbursement of the expense shall be made, if at all, promptly, but not later than the end of the calendar year following the calendar year in which the expense was incurred; and (iii) the right to reimbursement shall not be subject to liquidation or exchange for any other benefit.

(h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(i) Assignment. Neither you nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, the Company may assign its rights and obligations under this Agreement to one of its Affiliates or to any Person with whom the Company shall hereafter effect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or assets. This Agreement shall inure to the benefit of and be binding upon you and the Company, and each of our respective successors, executors, administrators, heirs and permitted assigns.

(j) Survival. This Agreement shall survive the expiration of the term hereof and the termination of your employment under any circumstances to the extent necessary to give effect to its provisions.

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If the terms of this Agreement are acceptable to you, please sign, date and return it to me within twenty-one (21) days of the date you receive it. You may revoke this Agreement at any time during the seven-day period immediately following the date of your signing. If you do not revoke it, then, at the expiration of that seven-day period, this letter will take effect as a legally- binding agreement under seal between you and the Company on the basis set forth above. The enclosed copy of this letter, which you should also sign and date, is for your records.

DUNKIN’ BRANDS, INC.		DUNKIN’ BRANDS GROUP HOLDINGS, INC.

By:		By:

Title:	SR VP & G.C.	Title:	SR VP & GC

Accepted and Agreed:

7/19/10
Kate Smith Lavelle		Date